3628

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

082-00132

07026505

Scotiabank

SEC MAIL PROCESSING
RECEIVED
SEP 04 2007
WASH. D.C.
186 SECTION

June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON, DC 20549
USA

SUPPL

GENTLEMEN

Please find enclosed herewith one original and two copies of Notice Of Proposed Sales of Securities, which we are filing on the behalf of Our client Dori Segal in connection with his proposed sale of **1,000 shares of Equity One Inc.**

Yours truly

SCOTIA CAPITAL INC

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/17

90 79760 410-27362-22 441

COMMON STOCK

NUMBER

E 7629

EQUITY ONE

INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND



COMMON STOCK

SHARES

02239

SEE REVERSE FOR IMPORTANT NOTICE ON TRANSFER RESTRICTIONS AND OTHER INFORMATION

CUSIP 294752 10 D

EQUITY ONE, INC.

E0007629

*******650*******
********650******
*********650*****
**********650****
***********650***
************650**

THIS CERTIFIES THAT

*** RESTRICTED SECURITIES ***
DORI SEGAL
39 HAWARDEN CRESCENT
0000010239 TORONTO
ONTARIO
M5P 1M8
CABADA

IS THE OWNER OF **SIX HUNDRED FIFTY**

fully-paid and non-assessable shares of the COMMON STOCK, $.01 par value, of

Equity One, Inc. (the "Corporation"), transferable on the books of the Corporation by the holder hereof in person or by its duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Charter and Bylaws of the Corporation, each as from time to time amended (copies of which are on file with the Transfer Agent), to all of which the holder by acceptance hereof assents. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

JANUARY 03, 2006
02239002278
SK

SECRETARY

EQUITY ONE, INC. CORPORATE SEAL 1992 MARYLAND *

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED
AMERICAN STOCK TRANSFER & TRUST COMPANY
(NEW YORK, N.Y.) TRANSFER AGENT AND REGISTRAR

AUTHORIZED SIGNATURE

907 9760   410-27362-22   441

NUMBER
E 7797

COMMON STOCK   COMMON STOCK

SHARES
******350***

EQUITY ONE

INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND



02239

SEE REVERSE FOR IMPORTANT NOTICE ON TRANSFER RESTRICTIONS AND OTHER INFORMATION

CUSIP 294752 10 0

E0007797

EQUITY ONE, INC.

*******350*******
********350******
*********350*****
**********350****
***********350***
************350**

THIS CERTIFIES THAT

*** RESTRICTED SECURITIES ***
DORI SEGAL
39 HAWARDEN CRESCENT
0000010239 TORONTO
ONTARIO
M5P 1M8
CABADA
THREE HUNDRED FIFTY

IS THE OWNER OF

fully-paid and non-assessable shares of the COMMON STOCK, $.01 par value, of

Equity One, Inc. (the "Corporation"), transferable on the books of the Corporation by the holder hereof in person or by its duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Charter and Bylaws of the Corporation, each as from time to time amended (copies of which are on file with the Transfer Agent), to all of which the holder by acceptance hereof assents. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

MAY 30, 2006
02239002388
SK1

SECRETARY

EQUITY ONE, INC. CORPORATE SEAL 1992 MARYLAND

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED
AMERICAN STOCK TRANSFER & TRUST COMPANY
(NEW YORK, N.Y.)
TRANSFER AGENT AND REGISTRAR

AUTHORIZED SIGNATURE

[redacted] CA 61

Account Number: 410-27362-22 | 441

Account Name: Dori SEGAL

Irrevocable Power of Attorney

For Stocks or Bonds

For Value Received the undersigned hereby sells, assigns and transfers unto

SCOTIA MACLEOD

350 Units/Shares/Bonds of EQUITY ONE, INC.

(ENTER NUMBER OF SHARES ETC.) (ENTER NAME OF ISSUER)

standing in the name of the undersigned on the books of the said Corporation represented by Certificate(s)

No.(s) E7797

irrevocably constitutes and appoints

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises

Signature

Signature of Registered Holder(s)	Date
[signature]	March 9, 2007
Signature of Registered Holder(s)	Date

In the Presence of

Signature of Witness: [signature]
Name of Witness (Please Print): Alex Correia

CA 61

410 - 27362 - 22 | V41

Dori SEGAL

Irrevocable Power of Attorney

For Stocks or Bonds

For Value Received the undersigned hereby sells, assigns and transfers unto

SCOTIA MAC LEOD

650 Units/Shares/Par Value of EQUITY ONE, INC

standing in the name of the undersigned on the books of the said Corporation represented by Certificate

E7629

irrevocably constitutes and appoints

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises

Signature

Signature of Registered Holder(s)	Date
[signature]	March 9, 2007
Signature of Registered Holder(s)	Date

In the Presence of

Signature of Witness
[signature]
Name of Witness (Please Print)
Alex Correia

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144

OMB APPROVAL	
OMB Number:	3235-0101
Expires:	September 30, 1998
Estimated average burden hours per response	2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Equity One, Inc.	521794271	001-13499

1 (d) ADDRESS OF ISSUER — STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
1600 NE Miami Gardens Dr.	North Miami Beach	FL	33179	305	947-1664

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS — STREET	CITY	STATE	ZIP CODE
Dori Segal	913490231		39 Hawarden Cres	Toronto	Ontario	M5P 1M8

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
Common	SCOTIA CAPITAL INC. 40 King St. West, Lower Concourse Toronto, Ontario M5H 1H1		1,000	$25,790	8,500,000	NO sale	N/A.

INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount there of outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	Jan 2003	Bright	Equity One, Inc.	1000	Jan 2003	/

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Dori Segal 39 Hawarden Crescent Toronto, Ont M5P1M8	Common	NO Sale	None	/

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice

June 29 2007
DATE OF NOTICE

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod™

SEC MAIL RECEIVED PROCESSING SECTION
SEP 04 2007
WASH. D.C.
186

Date: June 29, 2007

Re: EQUITY ONE, INC.

Dear Sir/Madam:

In connection with the sale of 1,000 shares of subject company by our client, DEAN SEGAL, which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, SCOTIA CAPITAL INC. advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction.
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of Client, Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ____________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

[signature]

Date: June 29, 2001

Re: EQUITY ONE, INC.

Dear Sir/Madam:

In connection with the sale by me of 1,000 shares of common stock of EQUITY ONE, INC. under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ______________________ Stock Exchange on ________________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed: ______________________________

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, Lower Concourse
Toronto, Ontario
Canada M5H 1H1

Scotiabank

July 19, 2007

New York Stock Exchange
11 Wall Street
New York, NY 10005
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security covering

the sale of **1,000 common shares of Equity One, Inc. by Dori Segal.**

Yours truly

SCOTIA CAPITAL INC

END